April 10, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Psychiatric Solutions, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 2, 2006 File No. 000-20488
Dear Mr. Rosenberg:
          Psychiatric Solutions, Inc. is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 20, 2006 related to the above referenced filing.
          We have recited the comments of the Staff in bold type below and have followed each comment with our response.
Item 1. Business
Reimbursements, pages 5-6
1.	We believe your disclosures regarding revenues could be improved. Please provide us the following information in disclosure-type format:
a.	Whether your billing system generates contractual adjustments based on fee schedules of the patient’s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate;
          In response to your comment, we supplementally provide the following response:
          Patient service revenue is recorded net of contractual adjustments at the time of billing by our patient accounting systems at the amount we expect to collect. This amount is calculated automatically by our patient accounting systems based on contractually determined rates, or amounts reimbursable by Medicare or Medicaid under provisions of cost or prospective reimbursement formulas, or a combination thereof. Most payments are based on
840 CRESCENT CENTRE DRIVE — SUITE 460 — FRANKLIN, TN 37067 — 615/312-5700 — FAX 615/312-5711 — WWW.PSYSOLUTIONS.COM

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 10, 2006

negotiated per-diems. An estimate of contractual allowances is manually recorded for unbilled services based upon these contractually negotiated rates. Any variances between the amounts collected and the receivable balance are investigated and appropriate corrective action is taken.
b.	Your policy for collecting co-payments;
          In response to your comment, we supplementally provide the following response:
          Any co-payments and deductibles are estimated at the time of admission based on the patients’ insurance plan, and payment of these amounts is requested prior to discharge. If payment is not received prior to discharge or completion of service then collection efforts are made through our normal billing and collection process.
c.	Your day’s sales outstanding for each period presented. Discuss the reasons for significant changes from the prior period.
          In response to your comment, we supplementally provide the following response:
          Our consolidated day’s sales outstanding were 55 and 53 for the years ended December 31, 2005 and 2004, respectively.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25
2. Please provide to us the following in disclosure-type format:
a.	The steps you take in collecting accounts receivable;
          In response to your comment, we supplementally provide the following response:
          Billings for patient accounts receivable are generally submitted to the payor within three days of the patient’s discharge or completion of services. Interim billings may be utilized for patients with extended lengths of stay. We verify within a reasonable period of time that claims submitted to third-party payors have been received and are being processed by such payors. Follow-up regarding the status of each claim is made on a periodic basis until payment on the claim is received. Billing notices for self-pay accounts receivable are distributed on a periodic basis. Self-pay accounts receivable are turned over to collection agencies once internal collection efforts have been exhausted.
          Accounts receivable under our inpatient management contracts are billed at least monthly. Follow-up regarding these amounts is made on a periodic basis until payment is received.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 10, 2006

b.	Your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written-off. Clarify the threshold (amount and age) for account balance write-offs.
          In response to your comment, we supplementally provide the following response:
          Our allowance for doubtful accounts for patient receivables primarily consists of patient accounts which are greater than 180 days past the patient’s discharge date. Our allowance for doubtful accounts for receivables due under our inpatient management contracts primarily consists of amounts which are specifically identified as having collection issues. Accounts receivable are written off when collection is unlikely within a reasonable period of time.
Critical Accounting Policies
Allowance for Contractual Discounts, page 27
3.	We believe that your disclosures as it relates to contractual adjustments and receivables could be improved. Please provide us the following information in disclosure-type format:
a.	For each period presented, the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for fiscal 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in fiscal 2004 and the amount of the new estimate or settlement amount that was recorded during fiscal 2005.
          In response to your comment, we supplementally provide the following response:
          Our patient accounting systems do not track current year changes in estimates of prior period contractual allowances. Most payments are based on negotiated per-diems and any differences from our estimates are generally insignificant. We periodically compare the contractual rates on our patient accounting systems with the Medicare and Medicaid reimbursement rates or the third-party payor contract for accuracy. We also monitor the adequacy of our contractual adjustments using financial measures such as comparing cash receipts to net patient revenue adjusted for bad debt expense.
b.	Quantify the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.
          In response to your comment, we supplementally provide the following response:
          As of December 31, 2005, our patient accounts receivable balance for third-party payors was $116.9 million. A theoretical 1% change in the amounts due from third-party payors at

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 10, 2006

December 31, 2005, could have an after tax effect of approximately $700,000 on our financial position and results of operations.
c.	Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, discuss that fact and clarify how this affects your ability to estimate your allowance for bad debts.
          In response to your comment, we supplementally provide the following response:
          The following table presents revenue by payor (in thousands):

	For the Year Ended		For the Year Ended
	December 31, 2005		December 31, 2004
	$	% of Revenue	$	% of Revenue
Net patient service revenue:
Medicaid	$251,573	34.6%	$176,074	36.5%
Commercial and managed care	208,281	28.6%	120,644	25.0%
Medicare	93,140	12.8%	59,989	12.4%
State agency	82,910	11.4%	45,557	9.5%
Self-pay	28,463	3.9%	17,437	3.6%

Total net patient service revenue	664,367	91.3%	419,701	87.1%
Management contract revenue	63,407	8.7%	62,192	12.9%

Total revenue	$727,774	100.0%	$481,893	100.0%

          We do not manage our accounts receivable on a consolidated level using an aging of accounts receivable by payor classification. On a consolidated level, we use the following to manage our accounts receivable: an aging of accounts receivable in total, a breakdown of accounts receivable by payor classification and various financial measurements such as day’s sales outstanding and collections as a percentage of net revenue less bad debt expense.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 10, 2006

          Consolidated accounts receivable by payor classification is as follows (in thousands):

	December 31, 2005		December 31, 2004
		% of		% of
	$	Total	$	Total
Medicaid	$47,324	35.2%	$23,593	30.6%
Commercial and managed care	41,235	30.7%	25,061	32.6%
Medicare	13,354	9.9%	8,457	11.0%
State agency	15,022	11.2%	7,240	9.4%
Self-pay	8,442	6.3%	5,793	7.5%
Management contracts	8,946	6.7%	6,840	8.9%

Total	$134,323	100.0%	$76,984	100.0%

          The consolidated aging of accounts receivable is as follows (in thousands):

	December 31, 2005		December 31, 2004
		% of		% of
	$	Total AR	$	Total AR
0 - 30	$82,299	61.3%	$46,842	60.8%
31 - 60	22,909	17.1%	12,253	15.9%
61 - 90	11,965	8.9%	6,206	8.1%
91 - 120	7,767	5.8%	5,084	6.6%
121 - 150	5,219	3.9%	3,297	4.3%
151 - 180	2,985	2.2%	2,325	3.0%
> 180	1,179	0.9%	977	1.3%

Total AR	$134,323	100.0%	$76,984	100.0%

          Our consolidated day’s sales outstanding were 55 and 53 for the years ended December 31, 2005 and 2004, respectively.
          Our consolidated collections as a percentage of net revenue less bad debt expense was 100.8% and 101.0% for the years ended December 31, 2005 and 2004, respectively.
          Accounts receivable agings by payor on a gross basis are maintained at the facility level. These accounts receivable agings at the facility level are used to estimate our allowance for doubtful accounts.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 10, 2006

d.	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate and provide the historical percentage of amounts that get reclassified into self-pay.
          In response to your comment, we supplementally provide the following response:
          Accounts receivable pending approval from third-party payors (i.e. Medicaid Pending) are generally classified as Medicaid receivables in our patient accounting systems and are not deemed material for separate classification. We estimate that Medicaid Pending receivables comprise less than 1% of our total accounts receivable. Appropriate contractual adjustments are recorded on Medicaid Pending receivables. Classification as Medicaid Pending is maintained until denial of coverage by Medicaid is official. In the event Medicaid coverage is denied, the receivable is generally treated as charity care.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2.	Revenue, page F-14

4.	Please explain to us why it is appropriate to recognize patient service revenue regardless of whether collection in full is expected. Please explain to us how your patient service revenue recognition policy complies with SAB 104 as collectibility should be reasonably ensured.
          In response to your comment, we supplementally provide the following response:
          Patient service revenue is recorded at our established billing rates less contractual adjustments. Generally, collection in full is not expected at our established billing rates. Contractual adjustments are recorded to state our patient service revenue at the amount we expect to collect for the services provided. These adjustments are based on amounts reimbursable by Medicare or Medicaid under provisions of cost or prospective reimbursement formulas or amounts due from other third-party payors at contractually determined rates.
5.	We believe your revenue recognition policy disclosure for management contract revenue could be improved. Please provide to us in disclosure-type format, a revised revenue recognition policy that discloses how you recognize revenue for providing inpatient psychiatric management and development services and how it complies with SAB 104.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 10, 2006

          In response to your comment, we supplementally provide the following response:
          Our inpatient management contract segment provides inpatient psychiatric management and development services to hospitals and clinics based on negotiated contracts. Services provided are recorded as management contract revenue in the period the services are provided at contractually determined rates, provided that collectibility of such amounts is reasonably assured.
          Regarding the comments received from the Commission and the responses thereto, we acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Additionally, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures set forth in our filings with the Commission. Please feel free to contact the undersigned at (615) 312-5700 with any questions regarding these responses.

Sincerely,
/s/ Jack E. Polson
Jack E. Polson
Chief Accounting Officer